August 31, 2023 Via EDGAR Mr. Abe Friedman Mr. Doug Jones Office of Trade & Services Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-7010 Re: Everi Holdings Inc. Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 1, 2023 File No. 001-32622 Dear Messrs. Friedman and Jones: Everi Holdings Inc. (the “Company,” ‘its,” “we,” “us,” “our”) hereby responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022, as filed with the Commission on March 1, 2023 (the “2022 Form 10-K”). This letter sets forth each comment of the Staff and, following each remark, articulates the Company’s response. Form 10-K for the Fiscal Year Ended December 31, 2022 Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources Cash Flows, page 48 Staff Comment: 1. It is not clear to us from your current disclosure why your net cash provided by operating activities decreased in fiscal 2022 compared to fiscal 2021. You state in part the decrease was due a decrease in net income earned in your Games and FinTech segments. However, disclosure in your segment information note shows the operating income of each segment was greater in 2022 than 2021. You also state changes in operating cash flows from period to period are due to settlement activities without explaining the reason for these variances along with any underlying factors causing the variances. It also appears there are material changes in working capital items other than settlement activities affecting your operating cash flows that have not been analyzed. You further cite deferred income taxes and loss on extinguishment of debt as factors affecting operating cash flows from period to period but these appear to be noncash items. Please provide a more fulsome analysis of period to period changes in operating cash flows. The analysis should discuss all material factors that affected the reported amount of operating cash flow from period to period and the reasons underlying these factors. Note that references to results, working capital and noncash items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors. Company Response: The Company acknowledges the Staff’s comment, and the following illustrations serve as a basis to provide a more fulsome analysis with respect to the decrease in net cash provided by operating activities in fiscal 2022, as compared to fiscal 2021: The table below represents selected financial data from our Consolidated Statements of Cash Flows:

Net cash provided by operating activities decreased by $119.0 million in fiscal 2022, as compared to fiscal 2021, primarily due to: ITEM A: Net income decreased by $32.4 million mostly related to: 1. The income tax provision increased by $89.0 million, which more than offset the incremental income generated by Items 2 and 3 discussed below. The increase in the income tax provision was primarily due to the fiscal 2021 reversal of the valuation allowance on certain deferred tax assets established in prior years (as more fully explained in Note 17 Income Taxes reflected in Part II: Item 8. Financial Statements and Supplementary Data) and also related to the growth in pre-tax operating income from the factors noted below in Item 3. The increase in income tax provision that reduced net income was partially offset by: 2. A reduction in total other expenses of $40.7 million was associated with: A decrease of $6.3 million in interest expense, net of interest income primarily due to the reduced average balance of outstanding debt and lower effective interest rates in fiscal 2022, most notably attributable to the debt refinancing activities that occurred in fiscal 2021; and A prior year loss on extinguishment of debt of $34.4 million, in connection with the fiscal 2021 debt refinancing activities, which did not recur in fiscal 2022; and 3. An increase of $15.8 million in operating income primarily due to improved results in both our Games and FinTech segments, together with incremental contributions from acquisitions completed in fiscal 2022.

ITEM B: Reflects cash flow adjustments that are required to reconcile net income for non-cash/non-operating activities, which resulted in a change of $55.7 million in fiscal 2022, as compared to fiscal 2021 mostly related to: 1. A change of $84.7 million in the deferred income taxes as a result of the reversal of the valuation allowance in fiscal 2021; partially offset by 2. A change of $34.4 million related to the prior year loss on extinguishment of debt, in connection with the fiscal 2021 debt refinancing activities that did not recur in fiscal 2022. ITEM C: Changes in operating assets and liabilities associated with the net settlement activities from the Financial Access Services portion of the FinTech segment, which decreased net cash flows provided by operating activities by $88.4 million due to: 1. The timing of settlement activities related to the Financial Access Services of our FinTech segment. These receivables and liabilities are generally highly liquid in nature, with settlement receivables collected within one to three days of the financial access transaction performed by the patron, and settlement liabilities repaid to our casino customers within three to five days of the original transaction date. As a result of the timing of weekends and holidays in relation to the close of an accounting period, the amount of uncollected settlement receivables and unpaid settlement liabilities can vary greatly. For example, to the extent an accounting period closes on a Wednesday, the Company may only have one outstanding day of settlement receivables and two to three days of settlement liabilities, whereas a cutoff on a Sunday would result in three days of open settlement receivables and five days of unpaid settlement liabilities. The cutoff for the accounting period (i.e. occurring over weekends and holidays) may also cause these balances, which are highly correlated (i.e. the difference between the settlement receivables and the settlement liabilities is the gross service fees charged to patrons), to appear to be uncorrelated with each other (e.g. an accounting close on a Monday would have collected the weekend settlement receivables, but the related settlement liabilities would still reflect the full weekend of liabilities to be paid to our customers). This may result in significant swings in operating cash flows on the respective balance sheet date. Specific to 2022, an additional weekend day impacted the net settlement activities in fiscal 2022 given that December 31, 2022 was on a Saturday, as compared to December 31, 2021, which was on a Friday. ITEM D: Changes in operating assets and liabilities associated with items other than settlement activities decreased net cash flows provided by operating activities by $53.9 million primarily due to: 1. Trade and other receivables increased net cash flows provided by operating activities by $6.6 million, mostly attributable to the timing of cash receipts in the normal course of business; 2. Inventory decreased net cash flows provided by operating activities by $22.6 million, mostly attributable to the purchase of component parts in the normal course of business; 3. Prepaid expenses and other assets decreased net cash flows provided by operating activities by $15.5 million, mostly attributable to the payments for software and other prepaid expenses to be amortized over the contract terms and deposits made in the normal course of business; and 4. Accounts payable and accrued expenses decreased net cash flows provided by operating activities by $22.4 million, mostly attributable to the timing of cash payments in the normal course of business. In light of the Staff’s comments, in future filings, we intend to provide additional information, as appropriate, including, but not limited to expanding disclosures with respect to settlement activities to include a discussion on the timing aspects as mentioned above, together with cross-referencing relevant disclosures found elsewhere in our Annual Report on Form 10-K, and other periodic filings, such as Note 2 Basis of Presentation and Summary of Significant Accounting Policies and the Net Cash Position disclosed in the Overview section of Liquidity and Capital Resources, among other considerations, as applicable. Consolidated Statements of Cash Flows, page 58 Staff Comment: 2. You present “Placement fee agreements” as an investing activity, most notably the amount for 2021. It appears you have a history of making these payments. We note the amortization of these fees are recorded as a reduction of your gaming operations revenues. Please explain to us the nature of these fees and basis for your presentation in the statement of cash flows and why this presentation is appropriate. Company Response: The Company acknowledges the Staff’s comment and advises that consistent with industry practice, we enter into long-term agreements with a few tribal gaming establishments to secure the placement of our gaming machines on the gaming floors used in the gaming operations portion of our Games segment. Under the terms of these placement fee agreements, the Company has the ability to place electronic gaming machines on the gaming floor for a defined period of time (i.e. generally multi-year agreements, with our largest covering 83 months) under right to use arrangements. These agreements do not specify an individual gaming device, but there are a defined number of gaming machines deployed on the gaming floor. Placement fees are generally paid in full at the start of the term and are not reimbursable by the gaming establishment over the term of the arrangement. In return, the gaming establishment dedicates a percentage of the gaming floor space within its facility for the deployment of our tangible, fixed asset, player terminals that generate the economic benefit. More specifically, these fixed assets are placed on gaming floors, for which we receive a fixed percentage of the fees earned by those player terminals or a fixed daily fee for each player terminal placed over the term of the agreement. We monitor these deployed fixed assets based on their performance on the gaming floor benchmarked against the performance of other machines within the gaming establishment. To the extent these gaming devices are not performing adequately, we have the ability, at our discretion, to replace the units, including the cabinet and game theme content, which we exercise our right to do so from time to time. Our placement fee arrangements are separate and apart from our standard, customary contracts with customers, and may be entered into at any time. While we, together with certain other gaming suppliers, may enter into placement fee arrangements to secure a guarantee that our machines will be installed on the casino floor, other suppliers in the industry may only enter into revenue generating contracts with customers for their tangible, fixed asset gaming devices without making a capital investment to secure guaranteed floor space. The Company considers the investments made for these placement fee arrangements as capital in nature to acquire productive, intangible assets, over an extended period of time, and have been reflected in the investing section of the Company’s Consolidated Statements of Cash Flows in accordance with Accounting Standards Codification (“ASC”) 230-10-45-13c. Essentially, we consider this a shared investment with the gaming establishments as they obtain business from their gaming patrons. Furthermore, we exercise judgment, as appropriate, when certain cash receipts and payments may have aspects of more than one class of cash flows.

We determined that the cash outflows with respect to placement fee arrangements were appropriately reflected in investing activities on the basis of the nature of the underlying cash flows in accordance with ASC 230-10-45-22 and 22A. In addition, we referred to the Financial Accounting Standards Board’s (the “FASB”) Revenue Recognition Implementation Q&As, whereby members of the Transition Resource Group, which formed in connection with the implementation of the current revenue recognition standard, ASC 606, agreed with the FASB staff view that if an asset is recorded it should meet the definition of an asset in FASB Concepts Statement No. 6, Elements of Financial Statements. We believe that our placement fee arrangements have met the essential characteristics of an asset under this guidance. As such, we recognize and disclose the purchase of intangible assets in connection with placement fee arrangements in accordance with the guidance set forth in ASC 350-30 Intangibles – Goodwill and Other, including under ASC 350-30-25 with respect to recognition, and under ASC 350-30-50 with respect to the disclosure of general intangible assets other than goodwill. These placement fee arrangements are generally long-term in nature, and we make a capital investment to acquire the right to use the gaming establishment’s casino floor space, for which place our tangible, fixed asset, gaming machines in service at these locations. These purchases of intangible assets are similar in nature to other capital expenditures we make to generate future cash flows reflected in the investing section of our Consolidated Statements of Cash Flows. Furthermore, the purchase of these intangible assets under placement fee arrangements are not in scope of other guidance as we do not consider them to be incremental costs of obtaining a contract, or fulfillment related (e.g. sales commissions, payroll and related expenses or other types of costs to secure a contract with a customer). We analyzed the relevant facts and circumstances for each arrangement when determining the appropriate accounting, recognizing that our assessments require significant judgment. This approach is consistent with a speech made by Ruth Uejio, Professional Accounting Fellow, Office of the Chief Accountant on December 5, 2016, before the AICPA National Conference Ms. Uejio noted that accounting conclusions will be dependent on specific facts and circumstances and that registrants must carefully evaluate all of the facts and circumstances in arriving at sound judgments. To address the Staff’s comments, in future filings, the Company intends to disclose certain of the details mentioned above to provide more clarifying language, as appropriate, to further explain the nature of these fees and the basis for our presentation in the Consolidated Statements of Cash Flows. The Company acknowledges that it, and its management, are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, actions, or absence of action by the Staff. Should you require additional information, further clarification, or have any questions or comments regarding this response, please direct them to the undersigned, or in his absence, Todd A. Valli, Senior Vice President & Chief Accounting Officer at (702) 855-3054. Sincerely, /s/ Mark F. Labay Mark F. Labay Executive Vice President and Chief Financial Officer Everi Holdings Inc. (702) 262-5007